Filed by Archimedes Tech SPAC Partners Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SoundHound, Inc.

Commission File No. 001-40193

SoundHound Inc. and Netflix Partner to Voice-Enable RDK-Based Set-Top Boxes

Out-of-the-box solution for the Netflix Da Vinci RDK platform gives operators a customizable conversational voice AI experience

Santa Clara, CA, Dec. 14, 2021 - SoundHound Inc., a global leader in voice artificial intelligence, currently in the process of becoming a public company through its expected merger with Archimedes Tech SPAC Partners Co. (NASDAQ: ATSPU units, ATSPT subunits), today announced they will partner with Netflix to provide a voice AI interface for its Da Vinci Reference Design Kit (RDK) solution. The addition of the voice user interface will allow operators to provide more convenient, easier, and hands-free experiences to their subscribers without the need to develop a voice solution on their own—thereby reducing time-to-market and costs.

The SoundHound and Netflix solution is expected to reach a significant number of consumers as the RDK platform continues to gain wide adoption for video set-tops, broadband gateways, and IoT devices. In May 2021, adoption of the platform surpassed 80 million device deployments worldwide, according to RDK Management.

Through the new solution, end users will be able to easily navigate their watching experience by saying things like:

●	“Show me funny TV shows on Netflix”
●	“Find me action movies, but only ones from the 1990’s and don’t show any movies that are over two and a half hours long”
●	“Play The Witcher instead”
●	“Go to minute 22”

In addition, users will be able to access their set-top box for voice commerce, such as ordering food, or controlling other devices in the home by saying things like:

●	“I want to order a pizza”
●	“Turn down the family room lights”
●	“Who’s at the front door?”

“Rising consumer demand for greater convenience and ease of use has created more opportunities to bring the power of voice AI to products—extending the functionality of the device while providing easier access to content, purchasing opportunities, and even controlling other devices in the smart home,” said James Hom, Co-Founder and VP of Products, SoundHound Inc.

Voice interaction is an important part of the entertainment experience and the open source RDK solution will allow operators to easily add a conversational voice interface to their viewing experiences. The combination of Netflix’s Da Vinci Reference Design Kit (RDK) solution and SoundHound’s independent voice AI platform is designed to meet the needs of operators looking for more control, cost savings, and the ability to deliver an industry-leading conversational experience without the need to develop it themselves.

SoundHound’s voice AI interface is featured in a video segment that includes voice commands to easily navigate content, seamlessly control playback functions, and even order food or control other devices in the home. The video can be viewed here: https://go.soundhound.com/netflix_demo

About SoundHound Inc.

SoundHound Inc., a leading innovator of conversational intelligence, offers an independent voice AI platform that enables businesses across industries to deliver best-in-class conversational experiences to their customers. Built on proprietary Speech-to-Meaning® and Deep Meaning Understanding® technologies, SoundHound’s advanced voice AI platform provides exceptional speed and accuracy and enables humans to interact with products and services like they interact with each other—by speaking naturally. SoundHound is trusted by companies around the globe, including Hyundai, Mercedes-Benz, Pandora, Deutsche Telekom, Snap, VIZIO, KIA, and Stellantis. www.soundhound.com

In November, 2021, the company entered into a definitive merger agreement with Archimedes Tech SPAC Partners Co. (NASDAQ: ATSPU units, ATSPT subunits). If the transaction is consummated, the company expects to be publicly listed on Nasdaq under the symbol SOUN following the closing of the transaction

Important Information and Where to Find It

This press release refers to a proposed transaction between Archimedes Tech SPAC Partners Co. (“Archimedes”) and SoundHound. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Archimedes intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The proxy statement/prospectus will be sent to all Archimedes stockholders. Archimedes also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Archimedes are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Archimedes through the website maintained by the SEC at www.sec.gov or via the website maintained by Archimedes at www.archimedesspac.com or by emailing Info@ArchimedesSPAC.com.

Participants in the Solicitation

Archimedes and SoundHound and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Archimedes’s stockholders in connection with the proposed transaction. Information about Archimedes’s directors and executive officers and their ownership of Archimedes’s securities is set forth in Archimedes’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains forward-looking statements, which are based on estimates, assumptions and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. SoundHound does not undertake any obligation to update any forward-looking statements, except as required by law.

Contact:

SoundHound, Inc.

Lisa Flattery

(408) 441-3294

PR@SoundHound.com